EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2015	2014	2015	2014
Pretax income before adjustment for income from unconsolidated subsidiaries	$48,040	$47,772	$99,026	$98,655
Add:
Fixed charges	8,695	5,071	23,837	13,124
Adjusted pretax income	$56,735	$52,843	$122,863	$111,779
Fixed charges:
Interest expense	$6,690	$3,046	$18,482	$7,476
Estimate of interest within rental expense	2,005	2,025	5,355	5,648
Total fixed charges	$8,695	$5,071	$23,837	$13,124
Ratio of earnings to fixed charges	6.5	10.4	5.2	8.5